SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF

REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

____________________

Name:  Evergreen Diversified Income Opportunities Fund

Address of Principal Business Office:

            Evergreen Diversified Income Opportunities Fund

            200 Berkley Street

Boston, MA 02116

Telephone Number:  (617) 210-3200

Name and address of agent for service of process:

              The Corporation Trust Company

              1209 Orange Street

              Wilmington, Delaware 19801

Check Appropriate Box:

              Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

              Yes [X]                                  No [  ]

SIGNATURES

              Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 16th day of July, 2007.

                                                                 Evergreen Diversified Income Opportunities Fund

                                                                       By:         /s/ Dennis H. Ferro_______________                                                                 Name:    Dennis H. Ferro

                                                                       Title:       President

Attest:    /s/ Maureen E. Towle__________                                                                                    Maureen E. Towle

Title:     Assistant Secretary

The name Evergreen Diversified Income Opportunities Fund is the designation of the Trustees under the Agreement and Declaration of Trust, dated July 6, 2007, as may be amended from time to time. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property shall be bound.